Exhibit (a)(1)(G)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Biogen Idec Inc. common stock. The offer is made solely by the offer to purchase, dated May 30, 2007, and the related letter of transmittal, as each may be amended or supplemented from time to time. The offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of Biogen Idec Inc. common stock in any jurisdiction in which the making or acceptance of offers to sell shares would not be in compliance with the laws of that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the offer to be made by a licensed broker or dealer, the offer shall be deemed to be made on behalf of Biogen Idec Inc. by Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co., the dealer managers for the offer, or by one or more registered brokers or dealers licensed under the laws of that jurisdiction.
Notice of Offer to Purchase for Cash
by
BIOGEN IDEC INC.
of
up to 56,603,773 shares of its common stock
(including associated preferred stock purchase rights)
at a per share purchase price not less than $47.00 per share nor greater than $53.00 per share
     Biogen Idec Inc., a Delaware corporation (“Biogen Idec”), is offering to purchase up to 56,603,773 shares of its outstanding common stock, $0.0005 par value per share, including associated preferred stock purchase rights, upon the terms and subject to the conditions set forth in the offer to purchase, dated May 30, 2007, and in the related letter of transmittal, as they may be amended or supplemented from time to time (collectively, the “offer”).
     The offer is not conditioned upon any minimum number of shares being tendered. The offer is, however, subject to certain other important conditions, including the receipt of financing sufficient to enable Biogen Idec to pay for the shares purchased in the offer, set forth in the offer to purchase.
     THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON JUNE 26, 2007, UNLESS THE OFFER IS EXTENDED.
     The board of directors of Biogen Idec has approved the offer. However, neither Biogen Idec nor any of its subsidiaries, directors or officers, the information agent, the depositary or either dealer manager is making any recommendation to you as to whether you should tender or not tender your shares or as to what price or prices you should tender your shares. You must decide whether to tender your shares and, if so, how many shares to tender and the price or prices at which you will tender them. Biogen Idec is not making a recommendation as to whether you should tender shares into the offer because Biogen Idec believes that you should make your own decision based on your views as to the value of Biogen Idec’s shares and Biogen Idec’s prospects, as well as your liquidity needs, investment objectives and other individual considerations. Biogen Idec’s directors and executive officers have advised Biogen Idec that they do not intend to tender any shares owned by them in the offer, although they may effect sales pursuant to previously established Rule 10b5-1 trading plans. You should discuss whether to tender your shares with your broker or other financial or tax advisor.
     Biogen Idec expects to fund the purchase price for the shares tendered in the offer with a combination of up to $1.5 billion in cash and up to $1.5 billion from a senior term loan facility it expects to enter into in connection with the offer.
     Biogen Idec believes that the offer represents a prudent use of its financial resources in light of its business profile, assets, current indebtedness and debt capacity and the current market price of the shares. Biogen Idec believes that repurchasing its shares is an attractive use of capital and an efficient means to provide value to shareholders. The offer represents an opportunity to return cash to shareholders who elect to tender their shares. Where shares are tendered by the registered owner of those shares directly to the depositary, the sale of those shares in the offer may permit the seller to avoid the usual transaction costs associated with open-market sales. Furthermore, odd lot holders who hold shares registered in their names and tender their shares directly to the depositary and whose shares are purchased in the offer will avoid not only the payment of brokerage commissions but also any applicable odd lot discounts that might apply to sales of their shares in NASDAQ transactions.
     Shareholders who do not tender their shares pursuant to the offer will continue to be owners of Biogen Idec and will realize a proportionate increase in their relative equity interest and will bear the attendant risks and rewards associated with owning the equity in Biogen Idec.
     As of May 25, 2007, Biogen Idec had 343,161,482 outstanding shares of common stock. The 56,603,773 shares that Biogen Idec is offering to purchase pursuant to the offer represent approximately 16% of its outstanding shares of common stock. If the offer is fully subscribed and completed, Biogen Idec will have approximately 286,557,709 shares outstanding immediately following the purchase of shares in the offer. The actual number of shares outstanding will depend on the number of shares tendered and purchased in the offer and any exercises of options and conversions of convertible instruments.
     For shares to be properly tendered, you must properly complete the pricing section of the letter of transmittal and either (1) you must comply with the guaranteed delivery procedure set forth in Section 2 of the offer to purchase or (2) the depositary must receive all of the following on or before the expiration date at the depositary’s address set forth on the back page of the offer to purchase: either (a) the certificates for the shares, or (b) in the case of tendered shares delivered in accordance with the procedures for book-entry transfer described in the offer to purchase, a confirmation of receipt of the shares; and either (a) a properly completed and executed letter of transmittal or a manually executed facsimile of it, including any required signature guarantees, or (b) in the case of a book-entry transfer, an “agent’s message” of the type described in the offer to purchase; and any other documents required by the letter of transmittal. Prior to tendering your shares, you should read carefully the description of procedures for tendering shares set forth in Section 2 of the offer to purchase and in the letter of transmittal.
     If the terms and conditions of the offer have been satisfied or waived and more than 56,603,773 shares are properly tendered at or below the purchase price and not properly withdrawn, subject to the conditional tender procedures, Biogen Idec will purchase shares in the following order of priority:
•	first, all such shares owned beneficially or of record by a holder of fewer than 100 shares of common stock who validly tenders all of such shares (partial tenders will not qualify for this preference) and completes, or whose broker, bank or other nominee completes, the section captioned “Odd Lots” in the letter of transmittal and, if applicable, in the notice of guaranteed delivery;

•	second, after purchase of all of the foregoing shares, all other shares (other than conditionally tendered shares for which the condition was not satisfied) tendered at or below the purchase price on a pro rata basis (disregarding fractions); and

•	third, if necessary to permit Biogen Idec to purchase 56,603,773 shares (or such greater number of shares as it may elect to purchase), shares conditionally tendered at or below the purchase price for which the condition was not initially satisfied, to the extent feasible, by random lot (to be eligible for purchase by random lot, shareholders whose shares are conditionally tendered must have tendered all of their shares).
     All shares tendered and not purchased, including shares tendered at prices above the selected purchase price and shares not purchased because of the odd lot priority, proration or the conditional tender procedures, will be returned or credited promptly following the expiration date without expense to the shareholder.
     Biogen Idec expressly reserves the right, in its sole discretion, at any time or from time to time, and regardless of whether or not any of the events set forth in Section 12 of the offer to purchase shall have occurred or are deemed by Biogen Idec to have occurred, to extend the period of time during which the offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the depositary and making a public announcement of such extension.
     Shares tendered in the offer may be withdrawn at any time before the expiration date and, unless Biogen Idec has already accepted your shares for payment after the offer expires, may also be withdrawn any time after 12:01 a.m., New York City time, on July 26, 2007. Except as otherwise provided in Section 3 of the offer to purchase, tenders of shares pursuant to the offer are irrevocable. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the depositary at one of its addresses set forth on the back page of the offer to purchase and must specify the name of the person having tendered the shares to be withdrawn, the number of shares to be withdrawn and the name of the registered holder of the shares to be withdrawn, if different from the name of the person who tendered the shares. If certificates for shares have been delivered or otherwise identified to the depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the depositary and, unless such shares have been tendered by an eligible institution, any and all signatures on the notice of withdrawal must be guaranteed by an eligible institution. If shares have been tendered pursuant to the book-entry transfer procedures described in Section 2 of the offer to purchase, any notice of withdrawal must also specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn shares and otherwise comply with the book-entry transfer facility’s procedures. Withdrawals of tenders of shares may not be rescinded, and any shares validly withdrawn will thereafter be deemed not validly tendered for purposes of the offer. However, withdrawn shares may be retendered by again following one of the procedures described in Section 2 of the offer to purchase at any time prior to the expiration date.
     For purposes of the offer, Biogen Idec will be deemed to have accepted for payment, and therefore purchased, shares that are properly tendered at or below the purchase price and not properly withdrawn, subject to the odd lot priority, proration and conditional tender provisions of the offer, only when, as and if Biogen Idec gives oral or written notice to the depositary of Biogen Idec’s acceptance of shares for payment under the offer.
     Biogen Idec will pay for the shares purchased under the offer by depositing the aggregate purchase price for the shares with the depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from Biogen Idec and transmitting payment to the tendering shareholders. In the event of proration, Biogen Idec will determine the proration factor and pay for those tendered shares accepted for payment as soon as practicable after the expiration date. However, Biogen Idec does not expect to be able to announce the final results of any such proration until approximately seven to ten business days after the expiration of the offer.
     Biogen Idec will determine, in its sole discretion, all questions as to the number of shares to be accepted, the price to be paid and the validity, form, eligibility, including time of receipt, and acceptance for payment of any tender of shares. Biogen Idec’s determination will be final and binding on all parties. Biogen Idec reserves the absolute right to reject any or all tenders it determines not to be in proper form or the acceptance of or payment for which it determines may be unlawful. Biogen Idec also reserves the absolute right to waive any of the conditions of the offer and any defect or irregularity in the tender of any particular shares or any particular shareholder.
     Generally, the receipt of cash for tendered shares will be treated for United States federal income tax purposes either as (a) proceeds of a sale or exchange producing capital gain or loss, or (b) a dividend to the extent of Biogen Idec’s available current year or accumulated earnings and profits allocable to the tendered shares, and thereafter first as a non-taxable return of capital (to the extent of your tax basis in Biogen Idec stock) and then as capital gain. In the case of foreign shareholders, because it is unclear which characterization applies, Biogen Idec intends to withhold 30% of the gross proceeds paid unless a reduced rate of withholding or an exemption from withholding is applicable. You are strongly encouraged to read the offer to purchase, in particular, Sections 2 and 5, for additional information regarding the United States federal income tax consequences of participating in the offer, and you should consult your tax advisor.
     The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the offer to purchase and is incorporated herein by reference.
     The offer to purchase and the letter of transmittal contain important information that should be read before any decision is made with respect to the offer.
     Copies of the offer to purchase and the letter of transmittal are being mailed to record holders of shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on Biogen Idec’s shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares. Additional copies of the offer to purchase, the letter of transmittal and the notice of guaranteed delivery may be obtained from the information agent without expense to the shareholder at the address and telephone number set forth below. Any questions or requests for assistance may be directed to the information agent or the dealer managers at their respective telephone numbers and addresses set forth below. Shareholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the offer.

The Information Agent for the Offer is:
D.F. King & Co., Inc.
48 Wall Street
22nd Floor
New York, New York 10005
Banks and Brokerage Firms Call: (212) 269-5550
Shareholders and All Others Call Toll Free: (800) 859-8511
The Dealer Managers for the Offer are:

Merrill Lynch & Co.	Goldman, Sachs & Co.
Special Equity Transactions	85 Broad Street
4 World Financial Center	New York, NY 10004
New York, NY 10080	Call: (212) 902-9999 ext. 80537
Call: (609) 818-8000	Call Toll Free: (888) 624-5226 ext. 80537
Call Toll Free: (877) 653-2948
May 30, 2007